Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Antero Midstream Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-191693) on Form S-8 of Antero Resources Corporation of our report dated February 12, 2020, with respect to the consolidated balance sheets of Antero Midstream Corporation as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive income, partners’ capital and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report is included in an exhibit in the December 31, 2019 annual report on Form 10-K of Antero Resources Corporation.

/s/ KPMG LLP

Denver, Colorado
February 12, 2020